TELMEX REOPENS SENIOR NOTES OFFERING

Mexico City, February 14, 2005- Telefonos de Mexico, S.A. de C.V. ("TELMEX") (BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, LATIBEX: XTMXL) announced today that it has reopened its two series of senior notes for an aggregate principal amount of US$ 450 million. The senior notes were originally issued on January 27, 2005. The series maturing in 2010 and bearing interest at 4.75% increased from US$650 million to US$950 million. The other series, maturing in 2015 and bearing interest at 5.50%, increased from US$650 million to US$800 million. Closing is scheduled for February 22, 2005.

The proceeds will be used for general corporate purposes.

This press release is not an offer for sale of the notes in the United States. The notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

TELMEX is the leading telecommunications company in Mexico with 17.2 million telephone lines in service, 3.3 million line equivalents for data transmission and 1.7 million Internet accounts. TELMEX offers telecommunications services through a 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com